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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 17, 2023

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧     Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

EXPLANATORY NOTE

Filed as Exhibit 99.1 to this Report on Form 6-K is a copy of the unaudited condensed consolidated financial statements of Yandex N.V. as of and for the three and six months ended June 30, 2023.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Nos. 333-177622 and 333-213317) and Form F-3ASR (No. 333-239391) of Yandex N.V. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: August 17, 2023	By:	/s/ Alexander Balakhnin
Alexander Balakhnin
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of Yandex N.V. as of and for the three and six months ended June 30, 2023